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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9



                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                               Devx Energy, Inc.
                           (Name of Subject Company)


                               Devx Energy, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.234 per share
                        (Title of Class of Securities)

                                  25189P 20 3
                     (CUSIP Number of Class of Securities)

                               William W. Lesikar
                           Senior Vice President and
                            Chief Financial Officer
                               Devx Energy, Inc.
                          13760 Noel Road, Suite 1030
                            Dallas, Texas 75240-7336
                                  972-233-9906
            (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                With a copy to:
                               William L. Boeing
                             Haynes and Boone, LLP
                          1600 N. Collins, Suite 2000
                            Richardson, Texas 75080
                                (972) 680-7550

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                         [DEVX ENERGY, INC. LETTERHEAD]

NEWS RELEASE
FOR IMMEDIATE RELEASE


For More Information:  DevX Energy, Inc., Dallas
                       William W. Lesikar, 972/233-9906
                       www.devxenergy.com


            LETTER OF INTENT SIGNED FOR THE SALE OF DEVX ENERGY, INC.

DALLAS--(BUSINESS WIRE)--Oct. 22, 2001--Comstock Resources, Inc. (NYSE:CRK) and DevX Energy, Inc. (Nasdaq:DVXE) announced today that they have executed a non-binding letter-of-intent which provides for Comstock to offer to purchase all of DevX's common stock for cash at $7.32 per share subject to negotiation and execution of a definitive agreement and approval by each company's board of directors. There is no assurance that a definitive agreement will be reached or a transaction will be completed.

Comstock Resources, Inc. is a growing independent energy company based in Frisco, Texas and is engaged in oil and gas acquisitions, exploration and development primarily in Texas, Louisiana and the Gulf of Mexico. The company's stock is traded on the New York Stock Exchange under the symbol CRK.

DevX Energy, Inc. is an independent energy company engaged in the exploration, development, exploitation and acquisition of on-shore oil and natural gas properties in conventional producing areas of North America. Our properties are concentrated in five producing areas or basins and over 50% of our proved reserves are concentrated in south and east Texas.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of DevX Energy. If a definitive agreement is signed, the tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer. Stockholders of DevX should read the tender offer documents, including the DevX solicitation/recommendation statement when it is available, because they contain important information. Stockholders may obtain a free copy of these statements (when available) and other documents filed by DevX and Comstock at the SEC's web site at www.sec.gov.

We make forward-looking statements in this document, and in our public documents to which we refer, that are subject to risks and uncertainties in addition to those set forth above. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those we express in our forward-looking statements. These and other risks are described in the company's publicly filed documents and reports that are available from the company and from the SEC.